JCI (London) Limited

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK

22 March 2004

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
WASHINGTON D.C. 20549-0302
United States of America

Dear Sirs

Western Areas Limited
Issuer No. 82-268
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION - FOR INFORMATION ONLY

The following information is being furnished to the Commission on behalf of Western Areas Limited in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Announcement - Proposed Rights Offer	-	**Dated 04 February 2004**
Notice of General Meeting of Shareholders	-	**Dated 16 February 2004**
Announcement - Result of General Meeting and Terms of Rights Offer	-	**Dated 05 March 2004**

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

WESTERN AREAS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1959/003209/06)
Share code: WAR ISIN: ZAE000016549
("WAL" or "the Company")

NOTICE OF GENERAL MEETING OF SHAREHOLDERS

Shareholders were advised on 5 February 2004 that the Company proposed to proceed with a renounceable rights offer of ordinary shares to raise approximately R400 million. In order to proceed with the rights offer, it is necessary to place the authorised but unissued shares under the control of the directors.

Accordingly, notice is hereby given that a general meeting of WAL ordinary shareholders will be held at 10:00 on Tuesday, 2 March 2004 in the Auditorium, Ground Floor, 28 Harrison Street, Johannesburg, for the purposes of considering and, if deemed fit, passing with or without modification the following ordinary resolution:

ORDINARY RESOLUTION

RESOLVED: "that all the unissued shares in the capital of the Company be and are hereby placed under the control of the directors as a general authority in terms of section 221(2) of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Act"), who are hereby authorised to allot and issue shares in the capital of the Company to those persons and upon such terms and conditions as the directors in their sole discretion deem fit, subject to the provisions of the Act and the requirements of the JSE Securities Exchange South Africa."

A shareholder entitled to attend and vote at the general meeting may appoint one or more proxies to attend, speak and vote in his or her stead. A proxy need not be a shareholder of the Company. Duly completed proxy forms must be deposited at the office of the South African transfer secretaries or at the office of the United Kingdom Registrar by not later than 10:00 South African time on Friday, 27 February 2004.

Shareholders who have dematerialised their shares without "own-name" registration in the Company may use the enclosed voting instruction form for the purpose of advising their Central Securities Depository Participant ("CSDP") or broker of their voting instructions. Dematerialised shareholders without "own-name" registration should contact their CSDP or broker with regard to the cut-off time for lodging of voting instruction forms. If, however, such members wish to attend the general meeting in person, then they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between the dematerialised shareholder and their CSDP or broker.

By order of the board

P B BEALE
Company Secretary

Johannesburg
16 February 2004

Office of the South African Registrars

Computershare Limited
Ground Floor
70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
Telephone: (011) 370 5000
Facsimile: (011) 688 7710

Office of the United Kingdom Registrars

Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent
BR3 4TU
Telephone: +44 (0870) 162 3100
Facsimile: +44 (020) 8639 2342

Instructions for signing and lodging this form of proxy

1. A shareholder may insert the name(s) of one or more proxies (none of whom need be a shareholder of the Company) in the space provided, with or without deleting "the Chairman of the general meeting". The person whose name appears first on the form of proxy and who is present at the general meeting will be entitled to act as proxy to the exclusion of those whose names follow. In the event that no names are indicated, the proxy shall be exercised by the Chairman of the general meeting.
2. A shareholder's instructions on the form of proxy must be indicated by the insertion of an "X" in the appropriate space provided. Failure to comply with the above will be deemed to authorise the Chairman of the general meeting, if the Chairman is the authorised proxy, to vote in favour of the ordinary resolutions at the general meeting, or any other proxy to vote or to abstain from voting at the general meeting as he/she deemed fit in respect of all of the shareholder's votes exercisable thereat. A shareholder or his/her proxy is not obliged to use all the votes exercisable by the shareholder of his/her proxy, but the total of the votes cast and in respect whereof abstentions are recorded may not exceed the total of the votes exercisable by the shareholder or by his/her proxy.
3. In order to be effective, completed proxy forms must reach the office of the Company's South African transfer secretaries and the United Kingdom Registrars by not later than 10:00 South African time on Friday, 27 February 2004.
4. The completion and lodging of this form of proxy shall in no way preclude the shareholder from attending, speaking and voting in person at the general meeting to the exclusion of any proxy appointed in terms hereof.
5. Should this form of proxy not be completed and/or received in accordance with these notes, the Chairman may accept or reject it, provided that in respect of its acceptance, the Chairman is satisfied as to the manner in which the shareholder wishes to vote.
6. Documentary evidence establishing the authority of the person signing this form of proxy in a representative or other legal capacity must be attached to this form of proxy unless previously recorded by the Company's South African transfer secretaries or United Kingdom Registrars or waived by the Chairman of the general meeting.
7. The Chairman shall be entitled to decline the authority of a person signing the form of proxy:
   (a) under a power of attorney
   (b) on behalf of a company

   unless that persons' power of attorney or authority is deposited at the offices of the Company's South African transfer secretaries or United Kingdom Registrars not less than 48 hours before the meeting.
8. Where shares are held jointly, all joint holders are required to sign the form of proxy.
9. A minor must be assisted by his/her parent or guardian unless the relevant documents establishing his/her legal capacity are produced or have been registered by the Company's South African transfer secretaries or United Kingdom Registrars.
10. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.
11. On a show of hands, every shareholder present in person or represented by proxy shall have only one vote, irrespective of the number of shares he/she holds or represents.
12. On a poll, every shareholder present in person or represented by proxy shall have one vote for every share held by such shareholder.
13. A resolution put to vote shall be decided by a show of hands, unless before or on the declaration of the results of the show of hands, a poll shall be demanded by any person entitled to vote at the general meeting.
14. A form of proxy is only to be completed by those shareholders who are:
    - holding shares in certified form; or
    - recorded on sub-register electronic form in "own name".
15. All other beneficial owners who have dematerialised their shares through a Central securities Depository Participant or broker and wish to attend the annual general meeting, must provide the CSDP or broker with their voting instructions in terms of the relevant custody agreement entered into between them and the CSDP or broker.

Office of the South African Transfer Secretaries

Computershare Limited
Ground Floor
70 Marshall Street
Johannesburg 2001
(P O Box 61051, Marshalltown 2107)
Telephone: (011) 370 5000
Facsimile: (011) 370 5390

Office of the United Kingdom Registrars

Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent
BR3 4TU
Telephone: +44 (0870) 162 3100
Facsimile: +44 (020) 8639 2342

WESTERN AREAS LIMITED

(Incorporated in the Republic of South Africa)
(Registration Number 1959/003209/06)
Share code: WAR ISIN: ZAE000016549
("WAL" or "the Company")

FORM OF PROXY

Only for use by WAL ordinary shareholders holding their shares in certificated form or in dematerialised form with "own-name" registration

This form of proxy is NOT for use by ordinary shareholders who have already dematerialised their ordinary shares without "own-name" registration in the Company. Such shareholders must use the attached voting instruction form

For completion by WAL ordinary shareholders holding their shares in certificated form or in dematerialised form with "own-name" registration and who are unable to attend the general meeting of the Company to be held at 10:00 on Tuesday, 2 March 2004 in the Auditorium, Ground Floor, 28 Harrison Street, Johannesburg ("the general meeting").

I/We ______________________ of ______________________

(Name in block letters) ______________________

Telephone: (work) ______________________ Telephone: (home) ______________________

(area code and number)

being an ordinary shareholder of the Company and entitled to [ ] votes at the general meeting,

hereby appoint ______________________ of ______________________

or failing him/her ______________________ of ______________________

or failing him/her the Chairman of the general meeting as my/our proxy to attend and speak for me/us and on my/our behalf at the general meeting and at any adjournment thereof and to vote or abstain from voting as indicated on the resolution to be considered at the general meeting:

	In favour of	**Against**	**Abstain**
Ordinary Resolution			

Note: Please indicate with an "X" in the spaces above how you wish your votes to be cast. If no indication is given, the proxy will vote or abstain in his discretion.

Any ordinary shareholder of the Company entitled to vote at the meeting may appoint a proxy or proxies to attend, speak and vote in his stead. A proxy need not be a shareholder of the Company.

Every person present and entitled to vote at the general meeting shall, on a show of hands, have one vote only, and on a poll, shall have one vote for every ordinary share held or represented.

Please read the notes appearing on the reverse hereof.

Signed at ______________________ on ______________________ 2004

Signature(s) ______________________

Name in block letters (full name if signing in representative capacity – see note 6) ______________________

Assisted by *(where applicable) (state capacity and full name)* ______________________

Please read the instructions on the reverse side hereof.

WESTERN AREAS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1959/003209/06)
Share code: WAR ISIN: ZAE000016549
("WAL" or "the Company")

VOTING INSTRUCTION FORM

Only for use by WAL ordinary shareholders who have dematerialised their ordinary shares without own name registration in the Company through STRATE

For use in respect of the general meeting of the Company to be held at 10:00 on Tuesday, 2 March 2004 in the Auditorium, Ground Floor, 28 Harrison Street, Johannesburg.

Shareholders who have already dematerialised their shares without "own-name" registration in the Company may use this form to advise their Central Securities Depository Participant ("CSDP") or broker of their voting instructions on the proposed resolution in the spaces provided below. However, should such shareholder(s) wish to attend the general meeting in person, then they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between the dematerialised shareholder and their CSDP or broker.

I/We ______________________________ of ______________________________

(Name in block letters please)

being a shareholder(s) of the Company who has/have dematerialised my/our shares in WAL and entitled to [ ] votes, do hereby indicate in the spaces provided below to my/our CSDP/broker my/our voting instructions on the resolution to be proposed at the general meeting of the Company to be held at 10:00 on Tuesday, 2 March 2004 and at any adjournment thereof.

	In favour of	Against	Abstain
Ordinary Resolution			

Notes:

1. Please indicate with an "X" in the spaces above how you wish your votes to be cast. If no indication is given, the CSDP or broker will vote or abstain at his discretion.
2. All the votes need not be exercised, neither need all votes be cast in the same way, but the total of the votes cast and in respect of which abstention is directed may not exceed the total of the votes exercisable.
3. Any alteration or correction made to this voting instruction form must be signed in full by the signatory/ies.
4. When there are joint holders of shares, all joint holders must sign the voting instruction form.
5. Completed voting instruction forms should be forwarded to the CSDP or broker through whom the shares in the Company have been dematerialised. Shareholders should contact their CSDP or broker with regard to the cut-off time for lodging of voting instruction forms.
6. This voting instruction form is only for use by shareholders with dematerialised shareholdings without own name registration via STRATE.

Signed at ______________________________ on ______________________________ 2004

Signature(s) ______________________________

Name in block letters (full name if signing in representative capacity) ______________________________

Assisted by (where applicable) (state capacity and full name) ______________________________

WESTERN AREAS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1959/003209/06)
Share code: WAR ISIN: ZAE000016549
("WAL")

04 MAR 30 AM 7:21

RESULT OF GENERAL MEETING AND TERMS OF RIGHTS OFFER

1. RESULT OF GENERAL MEETING
At the general meeting of WAL shareholders held at 10:00 on Tuesday, 2 March 2004, an ordinary resolution was passed placing the unissued ordinary shares under the control of the directors, which is necessary in order to proceed with the rights offer of WAL ordinary shares to raise approximately R400 million, as announced in the press on 5 February 2004.

2. TERMS OF RIGHTS OFFER
The terms of the rights offer are as follows:

Amount to be raised (before expenses)	R401 747 281
Number of new WAL shares to be issued	13 172 042
Issue price per new WAL ordinary share	3 050 cents
Ratio of the rights offer	12,50 new WAL shares for every 100 WAL shares held

Where the application of the ratio for the rights offer results in a fraction of a WAL share, such fraction will be rounded to the nearest whole number. Shareholders will be entitled to subscribe for the resultant rounded number of new WAL shares.

The new WAL shares to be issued, in terms of the rights offer, will rank pari passu with the WAL ordinary shares currently in issue

3. CONDITIONS PRECEDENT
The rights offer is subject to:
- approval by the necessary regulatory bodies of the required documentation;
- JCI Limited or its nominee lodging the required underwriting guarantee with the JSE Securities Exchange South Africa.

4. SALIENT DATES OF THE RIGHTS OFFER
A press announcement containing the salient dates of the rights offer will be published in the press in due course.

Johannesburg
5 March 2004

Corporate adviser
NEWFOUND

Sponsor
Sasfin
Corporate Finance
A Division of Sasfin Bank Limited

Corporate law adviser
TABACKS

WESTERN AREAS LIMITED

(Incorporated in the Republic of South Africa)

(Registration Number 1959/003209/06)

Share code: WAL ISIN: ZAE000016549

("WAL" or "the Company")

ANNOUNCEMENT - PROPOSED RIGHTS OFFER

Shareholders are advised that the directors of WAL have resolved to proceed with a renounceable rights offer of ordinary shares to raise approximately R400 million.

The proceeds of the rights offer will be used by WAL to fund *inter alia* the completion of the South Deep Twin Shaft Complex, scheduled for commissioning by the end of this year. As previously announced by Placer Dome Inc ("Placer Dome"), the installation of the shaft steelwork will take a year longer to complete than originally planned owing to the very tight tolerances of the suspended steelwork sections and the necessity to ensure precise alignment, adherence to design specifications and operating safety criteria. Currently the Board anticipates that approximately R400m (assuming a gold price of R90,000/kg) will be required by WAL in 2004 in order to meet the Company's obligations. The R400m estimate is based on the anticipated performance of South Deep, including the Company's portion of the South Deep capital expenditure for 2004 of R260m.

A total review of the South Deep project has been initiated jointly with Placer Dome to ensure the timeous achievement of the South Deep commissioning and the future mine development plan. The scope of the review specifically covers the South Deep residual capital programme and the future mine development programme. In addition, owing to the announced delay in the commissioning of the South Deep Twin Shafts in October 2003 by Placer Dome, a review of the Placer Dome Western Areas Joint Venture operating structures and performance, will be undertaken to refine these for the future.

JCI Limited ("JCI") has undertaken to provide a bridging loan of R400m to WAL, on the basis that the bridging loan will be repaid out of the funds raised from the rights offer. The loan is for a period of up to six months, pending the rights offer, carrying an interest premium of 1,5% above prime, and will be unsecured.

JCI, the holder of 35,6% of WAL's issued ordinary share capital has, subject to the conditions detailed below, undertaken to follow its rights offer entitlement, and Allan Gray Ltd acting on behalf of certain clients who own 24.5% of WAL has undertaken to follow the rights accruing to these clients. JCI proposes to underwrite the balance of the rights offer shares not subscribed for by WAL shareholders and/or their renouncees.

The rights price will be determined by the boards of WAL and JCI 7 days before the last day to register for the rights offer.

The rights offer is subject to *inter alia*:

- the JSE Securities Exchange South Africa granting listings for the shares and letters of allocation to be issued in terms of the rights offer;

- the Registrar of Companies registering the rights offer circular and the letter of allocation in terms of section 146A of the Companies Act, (Act 61 of 1973) ;

- WAL shareholders, in general meeting, passing ordinary resolutions to proceed with the rights offer and placing the unissued shares under the control of the directors in terms of section 221(2) of the Companies Act, for the purposes thereof;

- all other regulatory approvals and exemptions as may be required; and

- *the underwriting agreement becoming unconditional.*

WAL shareholders holding in excess of 50% of WAL's issued ordinary share capital have indicated that they will provide irrevocable undertakings to vote in favour of the ordinary resolutions referred to above.

Further details, including the terms of the rights offer and salient dates thereof, will be announced in due course.

Johannesburg

4 February 2004

Corporate adviser	**Sponsor**	**Attorneys**
sasfin		